VR 3/24/04

AH 3/23/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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04016206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 22 2004

SEC FILE NUMBER
8- 48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2002 (MM/DD/YY) AND ENDING 10/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarsonAllen Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 S. 6th Street, Suite 300
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. McConnel (612) 376-4643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/1

OATH OR AFFIRMATION

I, Michael D. McConnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarsonAllen Financial, LLC, as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Mary A. Weilage

Notary Public

MARY A. WEILAGE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2003 AND 2002

BOYUM & BARENSCHEER PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of October 31, 2003 and 2002, and the related statements of net income, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
December 5, 2003

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC
BALANCE SHEETS
OCTOBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 846,184	$ 943,056
Accounts Receivable and Work-in-Process, Net	779,926	754,982
Other Current Assets	18,426	2,076
Total Current Assets	$ 1,644,536	$ 1,700,114
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	$ 492,810	$ 489,827
Accumulated Depreciation and Amortization	(279,398)	(127,405)
Net Property and Equipment	$ 213,412	$ 362,422
Total Assets	$ 1,857,948	$ 2,062,536
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 26,494	$ 110,922
Accrued Payroll & Related Benefits	128,756	91,924
Payable to Member	89,124	367,244
Deferred revenue and other accrued expenses	34,650	20,077
Total Current Liabilities	$ 279,024	$ 590,167
MEMBER'S EQUITY		
Capital	$ 525,000	$ 525,000
Retained Earnings	1,053,924	947,369
Total Member's Equity	$ 1,578,924	$ 1,472,369
Total Liabilities and Member's Equity	$ 1,857,948	$ 2,062,536

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF NET INCOME
FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

	2003	2002
REVENUE	$ 5,696,353	$ 5,034,871
EXPENSES		
Operating and Service Charge from Member	$ 80,487	$ 572,445
Payroll & Related Costs	3,113,473	2,542,393
Other Administrative Costs	1,305,061	1,100,214
Depreciation & Amortization	190,777	151,925
Total Expenses	$ 4,689,798	$ 4,366,977
NET INCOME	$ 1,006,555	$ 667,894

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 2001	$ 25,000	$ 779,475	$ 804,475
Net Income	-	667,894	667,894
Member's Distributions	-	(500,000)	(500,000)
Additional Paid-in Capital	500,000	-	500,000
Balance at October 31, 2002	$ 525,000	$ 947,369	$ 1,472,369
Net Income	-	1,006,555	1,006,555
Member's Distributions		(900,000)	(900,000)
Balance at October 31, 2002	$ 525,000	$ 1,053,924	$ 1,578,924

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	$ 5,691,408	$ 5,112,278
Cash Paid to Employees & Suppliers	(4,832,955)	(4,133,989)
Net Cash Provided by Operating Activities	$ 858,453	$ 978,289
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Equipment	$ 12,075	$ -
Purchases of Equipment	(67,400)	(232,838)
Net Cash Used by Investing Activities	$ (55,325)	$ (232,838)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	$ (900,000)	$ (500,000)
Net Cash Used by Financing Activities	$ (900,000)	$ (500,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (96,872)	$ 245,451
Cash and Cash Equivalents - Beginning of Period	943,056	697,605
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 846,184	$ 943,056
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$ 1,006,555	$ 667,894
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	190,777	151,925
Loss on Disposition of Assets	13,558	-
(Increase) Decrease in Receivables and Work in Process	(24,944)	77,407
(Increase) Decrease in Other Current Asset	(16,350)	(2,076)
Increase (Decrease) in Accounts Payable	(84,428)	93,349
Increase (Decrease) in Accrued Payroll & Related Benefits	36,832	72,123
Increase (Decrease) in Payable to Member	(278,120)	(83,261)
Increase (Decrease) in Deferred Revenue and Other Accrued Expenses	14,573	928
Net Cash Provided by Operating Activities	$ 858,453	$ 978,289

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES - FISCAL YEAR ENDED OCTOBER 31, 2002

Acquisition of LarsonAllen Benefits, LLC net assets		
Accounts receivable, work in process and other assets	$	705,854
Equipment and Software		238,182
	$	944,036
In Exchange for the following:		
Member capital contribution	$	500,000
Payable to Member		444,036
	$	944,036

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 for the purpose of registering with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by Larson, Allen, Weishair & Co., LLP. The Company is engaged in corporate finance, mergers and acquisitions and financial advisory services in the upper Midwest.

Effective October 27, 1995, the Company became licensed with the SEC as a registered broker/dealer.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable

Accounts receivable from customers relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements. The allowance for doubtful accounts at October 31, 2003 and 2002 was $22,000 and $71,000, respectively. At October 31, 2003, no single customer accounted for more than 10% of accounts receivable.

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended October 31, 2003 and 2002 were $1,948 and $1,356, respectively.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

NOTE 2 PROFIT SHARING PLAN

The company participates in the Larson, Allen, Weishair & Co., LLP Profit Sharing Plan and Trust. The plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the Board of Directors, contribute to the plan a basic contribution and an integrated contribution. Participants may elect to make contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Company contributed $71,743 and $51,559 for the years ended October 31, 2003 and 2002, respectively.

NOTE 3 RELATED PARTY DISCLOSURES

The Company has an agreement with the member for the provision of services at a predetermined rate. For the years ended October 31, 2003 and 2002, charges for these services and operating expenses (net of service income) were $281,534 and $303,627, respectively. In addition, the Company was advanced $89,124 from its sole member as of October 31, 2003 and advanced $367,244 from its sole member as of October 31, 2002.

Effective November 1, 2001, The Company acquired the following assets of Larson Allen Benefits, LLC, (100% owned by Larson, Allen, Weishair & Co., LLP.) Assets acquired are valued at the carrying value at the date of acquisition.

Accounts Receivable and WIP	$	705,854
Computer Hardware and Software		185,197
Furniture and Equipment		52,985
Total	$	944,036

The acquisition was funded through a capital contribution from member and a loan payable to Member.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2003, the Company had net capital of $567,160 as defined by Rule 15c3-1, which was $548,549 in excess of its required net capital of $18,611. The Company had indebtedness at October 31, 2003 in the amount of $279,024.

NOTE 4 NET CAPITAL REQUIREMENT (CONTINUED)

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption. Per Rule 15c3-3, the following schedule illustrates the material differences between the Company's net capital calculation per part IIA of the focus statement and the accompanying audit report.

Net capital per part IIA 5th Focus	$	383,041
Adjustments to Ownership Equity		
Reduction in accounts receivable reserves		76,489
Reduction in accrued expenses		141,658
Other miscellaneous adjustments		(11,344)
	$	206,803
	$	589,844
Adjustments to part IIA 5th Focus non-allowable assets		(22,684)
Ending net capital per audit report	$	567,160

LARSONALLEN FINANCIAL, LLC
SCHEDULE OF NET CAPITAL
October 31, 2003 and 2002

OWNERSHIP EQUITY		
Member's Capital	$	525,000
Treasury Stock		-
Additional Paid-In Capital		-
Member Distributions		(900,000)
Retained Earnings		947,369
Net Profit/Loss		1,006,555
Total Ownership Equity	$	1,578,924
NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net	$	779,926
Prepaid Expenses		18,426
Long-Term Assets:		
Property and Equipment (Net)		213,412
Total Non-Allowables	$	1,011,764
Tentative Net Capital	$	567,160
HAIRCUTS ON PROPRIETARY POSITIONS		
Investments at 100% Haircut	$	-
Inventory Long at 15% Haircut		-
Investments Long at 15% Haircut		-
Inventory Short at 15% Haircut		-
Total Haircuts	$	-
Net Capital	$	567,160
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	26,494
Accrued Payroll & Related Benefits		128,756
Deferred Revenue and Other		123,774
Total	$	279,024
REQUIRED NET CAPITAL		
NASD Required N.C. (6.67% Aggr. Ind.) OR $5000 whichever is Greater	$	18,611
SEC Early Warning Requirement (120% Required N.C.)		22,333
Required Net Capital	$	18,611
EXCESS NET CAPITAL		
Net Capital		567,160
Required Net Capital		18,611
Excess Net Capital		548,549
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate Indebtedness	$	279,024
Net Capital	$	567,160
Ratio		.49 to 1

BOYUM & BARENSCHEER PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

December 5, 2003

Board of Governors
LarsonAllen Financial LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC for the year ended October 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

December 5, 2003
Board of Governors
LarsonAllen Financial LLC
Minneapolis, Minnesota

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives in all material respects.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Bryan & Bensseller PLLP

Minneapolis, Minnesota
December 5, 2003